Marc Vandiepenbeeck EVP and Chief Financial Officer Johnson Controls 5757 N. Green Bay Avenue Glendale, WI 53209
February 26, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549-9303

Attention:    Ms. Megan Masterson
Ms. Christine Dietz

Re:    Johnson Controls International plc
Form 10-K for the Fiscal Year Ended September 30, 2024
Form 8-K furnished on November 6, 2024
File No. 001-13836

Dear Ms. Masterson and Ms. Dietz:

This letter is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) dated February 18, 2025. Your comments are reproduced below in bold italics, followed in each case by the response of Johnson Controls International plc (the “Company”).

Form 10-K for the Fiscal Year Ended September 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Segment Analysis, page 38

1.As previously requested in comment 2 of our letter dated January 25, 2024, please revise to remove the non-GAAP measure total segment EBITA from your periodic filings. Please refer to your response letter dated February 16, 2024 where you indicated that you would not present this measure in future filings.

Response:

The Company acknowledges the Staff’s comment and had revised its filings to remove total segment EBITA from its previously filed Quarterly Reports on Form 10-Q for all quarterly periods during fiscal year 2024 and for the most recent quarter ended December 31, 2024. The revisions were inadvertently omitted from the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024. The Company will not present the non-GAAP measure total segment EBITA in future periodic filings.

Liquidity and Capital Resources
Working Capital, page 40

2.In your response letter dated February 16, 2024, you stated you would revise future filings to only include a calculation of working capital as defined in the FASB Codification Master Glossary, however,

Marc Vandiepenbeeck EVP and Chief Financial Officer Johnson Controls 5757 N. Green Bay Avenue Glendale, WI 53209
we note your disclosure of working capital is not consistent with the cited definition and is therefore a non-GAAP measure. Please tell us how your presentation complies with Item 10(e)(1)(ii)(A) of Regulation S-K which prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures or revise your disclose accordingly.

Response:

The Company acknowledges the Staff’s comment and had revised its disclosures to only present a calculation of working capital as defined in the FASB Codification Master Glossary in its previously filed Quarterly Reports on Form 10-Q for all quarterly periods during fiscal year 2024 and for the most recent quarter ended December 31, 2024. The revisions were inadvertently omitted from the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024. The Company will only include a calculation of working capital as defined in the FASB Codification Master Glossary in its future periodic filings.

Form 8-K furnished on November 6, 2024

Cash Flow, Free Cash Flow and Free Cash Flow Conversion, page 17

3.You present the measures free cash flow and adjusted free cash flow conversion without presenting the most directly comparable GAAP measure of operating cash flow conversion with equal or greater prominence. Please revise. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.

Response:

The Company acknowledges the Staff’s comment and will include a presentation of operating cash flow conversion with equal or greater prominence when also presenting free cash flow and adjusted free cash flow conversion in its future earnings releases furnished on Form 8-K.

Statements of Income, page 23

4.We note your presentation of Combined results here and on page 24 which combine the results of continuing and discontinued operations. We also note your references to revenue throughout the filing, including the tables on page 14 and 15 are that of combined revenue and not of GAAP revenue. As the R&LC HVAC business is classified as a discontinued operation and therefore the historical financial results are reflected as a discontinued operation in all periods presented, the combined results presented in your Form 8-K have the effect of changing the principles required to be applied in accordance with GAAP and would be considered individually tailored. Please revise in future filings to remove these presentations. Refer to Question 100.04 of the Non-GAAP C&DIs.

Response:

The Company acknowledges the Staff’s comment and will not include presentations of combined continuing and discontinued operations results in future filings.

Marc Vandiepenbeeck EVP and Chief Financial Officer Johnson Controls 5757 N. Green Bay Avenue Glendale, WI 53209
We acknowledge that the Company is responsible for the accuracy of its disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that the Company may not use the staff comments as a defense in any proceeding.

Please contact me at (414) 524-2108 if you need any additional information.

Sincerely,

/s/ Marc Vandiepenbeeck
Marc Vandiepenbeeck
Chief Financial Officer

cc: John Donofrio, Executive Vice President and General Counsel, Johnson Controls International plc
Daniel “Skip” McConeghy, Chief Accounting and Tax Officer, Johnson Controls International plc